-----------------------------
                                    OMB APPROVAL
                          -----------------------------
                          OMB NUMBER:  3235-0145
                          Expires:  August 31, 1991
                          Estimated average burden
                          hours per response.. 14.90
                          -----------------------------

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 1  )*
                                    ----
                         Tom Brown, Inc.
  ------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, par value $0.10
  ------------------------------------------------------------
                 (Title of Class of Securities)

                            11566020
                 ------------------------------
                         (CUSIP Number)

                        Brigitte M. Dewez
                       Corporate Secretary
                 Union Oil Company of California
                2141 Rosecrans Avenue, Suite 4000
                      El Segundo, CA  90245
                          (310)726-7600
  ------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       September 30, 1999
                   --------------------------
          (Date of Event which Requires Filing of this
                           Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

----------------------             ------------------------
CUSIP No.                               PAGE 2 OF 22 PAGES
----------------------             ------------------------

------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Chicago Carbon Company          36-3657233
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /X/
      (b) / /
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    WC
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                /X/
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES            ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER       5,800,000
 OWNED BY           ------------------------------------------
   EACH             9   SOLE DISPOSITIVE POWER      -0-
REPORTING           ------------------------------------------
  PERS0N            10  SHARED DISPOSITIVE POWER  5,800,000
   WITH
--------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,800,000
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)              / /
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.5%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    PN
------------------------------------------------------------

                          SCHEDULE 13D

----------------------             ------------------------
CUSIP No.                               PAGE 3 OF 22 PAGES
----------------------             ------------------------
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Lemont Carbon, Inc.             94-3103118
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /X/
      (b) / /
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    WC
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                /X/
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES             ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER       5,800,000
 OWNED BY           ------------------------------------------
   EACH             9   SOLE DISPOSITIVE POWER      -0-
REPORTING           ------------------------------------------
  PERS0N            10  SHARED DISPOSITIVE POWER  5,800,000
   WITH
------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,800,000
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)              / /
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.5%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------

                          SCHEDULE 13D

----------------------             ------------------------
CUSIP No.                               PAGE 4 OF 22 PAGES
----------------------             ------------------------
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Midwest 76, Inc.           94-3091652
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /X/
      (b) / /
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    WC
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                /X/
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES            ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER       5,800,000
 OWNED BY           ------------------------------------------
   EACH             9   SOLE DISPOSITIVE POWER      -0-
REPORTING           ------------------------------------------
  PERS0N            10  SHARED DISPOSITIVE POWER  5,800,000
   WITH
------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,800,000
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)              / /
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.5%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------

                          SCHEDULE 13D

----------------------             ------------------------
CUSIP No.                               PAGE 5 OF 22 PAGES
----------------------             ------------------------
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Midwest Natural Gas Pipeline Co.          33-0710784
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /X/
      (b) / /
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    WC
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                /X/
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES            ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER       5,800,000
 OWNED BY           ------------------------------------------
   EACH             9   SOLE DISPOSITIVE POWER      -0-
REPORTING           ------------------------------------------
  PERS0N            10  SHARED DISPOSITIVE POWER  5,800,000
   WITH
------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,800,000
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)              / /
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.5%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------

                          SCHEDULE 13D

----------------------             ------------------------
CUSIP No.                              PAGE 6 OF 22 PAGES
----------------------             ------------------------
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Union Oil Company of California      95-1315450
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /X/
      (b) / /
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    00 (1)
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                /X/
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES            ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER       5,800,000
 OWNED BY           ------------------------------------------
   EACH             9   SOLE DISPOSITIVE POWER      -0-
REPORTING           ------------------------------------------
  PERS0N            10  SHARED DISPOSITIVE POWER  5,800,000
   WITH
------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,800,000
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)              / /
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.5%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------

---------------------------
(1)The source of funds was the contribution of certain properties and assets to Tom Brown, Inc.

                          SCHEDULE 13D

----------------------             ------------------------
CUSIP No.  91528910                PAGE 7 OF 22 PAGES
----------------------             ------------------------
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Unocal Corporation         95-3825062
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /X/
      (b) / /
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    00
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                /X/
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES            ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER       5,800,000
 OWNED BY           ------------------------------------------
   EACH             9   SOLE DISPOSITIVE POWER      -0-
REPORTING           ------------------------------------------
  PERS0N            10  SHARED DISPOSITIVE POWER  5,800,000
   WITH
------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,800,000
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)              / /
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.5%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------


                            PAGE 8 OF 22 PAGES
        AMENDMENT #1 TO SCHEDULE 13D FILED JULY 12, 1999


Item 1.   Security and Issuer
       -------------------

   This statement relates to the shares (the "Shares") of common stock, par value $0.10 per share (the "Common Stock"), of Tom Brown, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 508 West Wall, Suite 500, Midland, Texas 79702.

Item 2.   Identity and Background
       -----------------------
  a. Name:                  Chicago Carbon Company, an Illinois
                            general partnership with three
                            general partners that are wholly-
                            owned subsidiaries of Union Oil
                            Company of California ("Chicago").
  b. Principal Business:    General partner in a partnership that
                            is engaged in the business of
                            refining needle coke.
  c. Principal Business
     Address:               317 W. New Avenue
                            Lemont, Illinois 60439

  a. Name:                  Lemont Carbon, Inc. a Delaware
                            corporation, and a general partner
                            of Chicago with a 14.29% interest in
                            the partnership, and a wholly-owned
                            subsidiary of Union Oil Company of
                            California ("Lemont").
  b. Principal Business:    General partner in a partnership that
                            is engaged in the business of
                            refining needle coke.
  c. Principal Business
      Address:              2141 Rosecrans Avenue, Suite 4000
                            El Segundo, California 90245

  a. Name:                  Midwest 76, Inc., a Delaware
                            corporation, and a general partner
                            of  Chicago  with a 74.18% interest  in  the
                            partnership,  and a wholly-owned  subsidiary
                            of Union Oil Company of California ("Midwest
                            76").
  b. Principal Business:    General partner of Chicago Carbon
                            Company, which is a general partner
                            in a partnership that is engaged in
                            the business of refining needle coke.
  c. Principal Business
     Address:               2141 Rosecrans Avenue, Suite 4000
                            El Segundo, California 90245

  a. Name:                  Midwest Natural Gas Pipeline Company,
                            a Delaware corporation, and a general
                            partner of Chicago with a 11.53%
                            interest in the partnership, and a
                            wholly-owned subsidiary of Union Oil
                            Company of California ("Midwest").
  b. Principal Business:    General partner of Chicago, which is
                            a general partner in a partnership
                            that is engaged in the business of
                            refining needle coke.

                                             PAGE 9 OF 22 PAGES

  c. Principal Business
     Address:              2141 Rosecrans Avenue, Suite 4000
                           El Segundo, California 90245

  a.  Name:                Union  Oil Company  of  California,  a
                           California corporation and a wholly
                           owned subsidiary of Unocal
                           Corporation ("Union")
  b. Principal Business:   Oil and gas exploration and
                           production
  c. Principal Business
     Address:              2141 Rosecrans Avenue, Suite 4000
                           El Segundo, CA  90245

  a. Name:                 Unocal Corporation, a Delaware
                           corporation ("Unocal")
  b. Principal Business:   Oil and gas exploration and
                           production
  c. Principal Business
     Address:              2141 Rosecrans Avenue, Suite 4000
                           El Segundo, CA  90245

   Attached as Appendix A is information concerning the general partners of Chicago and the executive officers and directors of Lemont, Midwest 76, Midwest, Union and Unocal required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. Such persons may be deemed, but are not conceded to be, controlling persons of these entities. Collectively, Chicago, Lemont, Midwest 76, Midwest, Union and Unocal are hereinafter referred to as the "Reporting Persons."

       (d) During the past five years, Union has been convicted of a number of misdemeanor criminal violations. These cases usually involved minor violations of state or local environmental laws. However, two of these misdemeanor convictions were significant. In 1994, Union plead no contest to a number of misdemeanor violations of California statutes which prohibit the discharge of petroleum into the environment. The case was filed in Municipal Court for the County of San Luis Obispo, California. Fines and civil penalties in excess of $1,000,000 were paid to resolve the violations. On July 19, 1995, Union plead no contest to a number of misdemeanor violations of California state laws which prohibit the unlawful discharge of airborne contaminants into the environment. The case was filed in Municipal Court for the County of Contra Costa, California. A fine of $951,000 was paid to resolve the violations. In addition, civil penalties in the amount of $2,050,000 were paid in a companion civil case.

   During  the  past  five  years, none of  the  other  Reporting
Persons   nor  any of the persons referred to in Appendix  A  has
been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

       (e) To the best knowledge of each Reporting Person, none of the Reporting Persons nor any of the persons referred to in Appendix A has been the subject of a civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

       (f)    All persons named in Appendix A are citizens of the
United States.
                               PAGE 10 OF 22 PAGES

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

   On  July  2,  1999, Union closed the transaction  pursuant  to which it sold certain properties and assets valued at approximately $76 million to the Issuer in exchange for 5,800,000 shares of Common Stock and $5 million in cash. On September 30, 1999, Union sold the shares to Chicago for approximately $85.4 million. Chicago paid for the shares with approximately $84.5 million received from Union as partial repayment of a $95 million loan owed by Union to Chicago and with cash on hand.

Item 4.   Purpose of Transaction
          ----------------------

   Union purchased the shares of Common Stock reported herein for the purpose of investment. Union subsequently sold the shares to Chicago in order to achieve a more tax-efficient corporate holding structure for the shares. Under the Stock Ownership and Registration Rights Agreement, dated as of June 29, 1999 between Union and the Issuer, a copy of which was attached to the Schedule 13D filed on July 12, 1999 as Exhibit B (the "Stock Ownership Agreement"), Union retained the absolute right to vote its shares of Common Stock as it individually determined except as otherwise described in Item 6 hereof or in the Stock Ownership Agreement. With respect to plans or proposals that Union may have that relate to any change in the present board of directors or management of the Issuer, including Union's right to designate one member of the board of directors of the Issuer, please see Article III of the Stock Ownership Agreement, the Addendum to the Stock Ownership Agreement attached to this
Schedule 13D as Exhibit "B", and the Clarification and Assignment attached to this Schedule 13D as Exhibit C. Subject to the Stock Ownership Agreement, Union may make additional purchases of Common Stock either in the open market or in private transactions. Upon the sale of the shares to Chicago, Chicago, Union and the Issuer executed an addendum to the agreement (Exhibit "B") whereby Chicago became a party to the agreement and became bound by the same obligations as Union under the agreement.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

   (a)There were 35,144,489 shares of Common Stock outstanding as of October 18, 1999. The Reporting Persons are deemed to be the beneficial owners of 5,800,000 shares of Common Stock, which constitute approximately 16.5% of the total issued and outstanding Common Stock as of October 18, 1999.

   (b)Chicago is controlled by three general partners - Lemont, Midwest 76 and Midwest - which are wholly owned subsidiaries of Union. Union is a wholly owned subsidiary of Unocal. Therefore, Unocal may be deemed to control Union, Lemont, Midwest 76, Midwest, and Chicago. Thus, the Reporting Persons may be deemed to share voting power and investment power with respect to the Shares.

                                  Page 11 of 22 Pages

   (c) Except for the purchase of the 5,800,000 shares by Union and the sale of the shares by Union to Chicago, to the best knowledge of each Reporting Person, none of Union, Unocal nor any person listed on Appendix A has effected any transactions in the Shares during the past 60 days.

   (d) To the best of the knowledge of the Reporting Persons, none of the Reporting Persons nor any person listed on Appendix A beneficially owns any Common Stock of the Issuer except as set
forth  above.   To  the best of the knowledge of  each  Reporting
Person, no persons other than Chicago has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

   (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
          Relationships with respect to Securities of the
          -----------------------------------------------
          Issuer
          ------

   The Shares acquired by Union and subsequently sold to Chicago were acquired in a private placement and are restricted securities. Pursuant to the Stock Ownership Agreement, Union retained the absolute right to vote its shares of Common Stock as it individually determined except that for so long as Union owns greater than 10% of Common Stock, it must vote its shares in favor of the director nominees recommended by the management of the Issuer. In addition, certain transfer restrictions, and registration rights granted by the Issuer are set forth in the Stock Ownership Agreement, a copy of which was included as Exhibit B to Schedule 13D filed on July 12, 1999. After the sale of the shares to Chicago, Union and the Issuer executed an addendum to the Stock Ownership Agreement (included as Exhibit B to this Schedule 13D) which has the same force and effect as if Chicago had executed a counterpart of the Stock Ownership Agreement. Additionally, the Issuer and Union executed a covenant (attached as Exhibit C to this Schedule 13D) whereby the Issuer consents to the transfer, Chicago agrees to comply with the terms and conditions of the Stock Ownership Agreement, and Union agrees to certain conditions, including maintaining not less than 80% of the voting power of Chicago. Union and Chicago also executed a Clarification and Assignment (filed as Exhibit "D" to this Schedule 13) whereby Union assigns, conveys, and delivers to Chicago all of Union's rights, title and interest in to, and under the Stock Ownership Agreement (other than Union's rights, titles, and interests under Article III of the Stock Ownership Agreement, relating to Union's right to designate a director or a director nominee to the Board of Directors of Tom Brown, Inc.).

Item 7.   Material to be filed as Exhibits
          --------------------------------

   Exhibit "A" - Agreement of Joint Filing.
   Exhibit "B" - Addendum to Stock Ownership and
                 Registration Rights Agreement.
   Exhibit "C" - Unocal Covenant
   Exhibit "D" - Clarification and Assignment

                                     PAGE 12 OF 22 PAGES

                            SIGNATURE
                            ---------

   After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: November 15, 1999

CHICAGO CARBON COMPANY

By: Midwest 76, Inc.
By: Lemont Carbon, Inc.
By: Midwest Natural Gas Pipeline Company


By:  /S/ Daniele Facchini
     ---------------------
     Name:  Daniele Facchini
     Title: Assistant Secretary
Constituting all of the partners of Chicago Carbon Chicago Carbon
Company


LEMONT CARBON, INC.
MIDWEST 76, INC.
MIDWEST NATURAL GAS PIPELINE CO.


By:  /S/ Daniele Facchini
     ----------------------
     Name:  Daniele Facchini
     Title: Assistant Secretary


UNOCAL CORPORATION
UNION OIL COMPANY OF CALIFORNIA



By:  /S/ Joe E. Cecil
     ------------------------
     Name:  Joe D. Cecil
     Title: Vice President and Comptroller
                                  PAGE 13 OF 22 PAGES

                                                       APPENDIX A
                                                       ----------


                       EXECUTIVE OFFICERS
                    OF CHICAGO CARBON COMPANY

The following table sets forth the name, business address and present principal occupation or employment of each executive officer of Chicago Carbon Company. Unless otherwise indicated below, each such person is a citizen of the United States of America.


                                 PRESENT PRINCIPAL
   NAME                       OCCUPATION OR EMPLOYMENT;
   ----                           BUSINESS ADDRESS
                            ---------------------------
Ronald A. Lee               General Manager

                            Chicago Carbon Company
                            12308 So. New Avenue
                            Lemont, Illinois 60439

L. E. (Ed) Scott            Group VP - Diversified
                            Business Group

                            Unocal Corporation
                            376 South Valencia Avenue
                            Brea, CA 92823

                                        PAGE 14 OF 22 PAGES

                DIRECTORS AND EXECUTIVE OFFICERS
                     OF LEMONT CARBON, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Lemont Carbon, Inc. Unless otherwise indicated below, each such person is a citizen of the United States of America.


                                 PRESENT PRINCIPAL
NAME                          OCCUPATION OR EMPLOYMENT;
----                              BUSINESS ADDRESS
                            ---------------------------
R. Gene Dewey               Vice President, Carbon and
                            Mineral

                            Unocal Corporation
                            376 South Valencia Avenue
                            Brea, CA 92823

Ronald A. Lee               General Manager

                            Chicago Carbon Company
                            12308 So. New Avenue
                            Lemont, Illinois 60439

Robert M. Schlax            General Manager, Planning
                            and Financial Analysis
                            Agricultural Products

                            Unocal Corporation
                            376 South Valencia Avenue
                            Brea, CA 92823



                                   PAGE 15 OF 22 PAGES

                DIRECTORS AND EXECUTIVE OFFICERS
                       OF MIDWEST 76, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Midwest 76, Inc.. Unless otherwise indicated below, each such person is a citizen of the United States of America.


                                 PRESENT PRINCIPAL
                              OCCUPATION OR EMPLOYMENT;
     NAME                         BUSINESS ADDRESS
    ------                  ---------------------------
R. Gene Dewey               Vice President Carbon and
                            Mineral

                            Unocal Corporation
                            376 South Valencia Avenue
                            Brea, CA 92823

Joseph M. Monroe            Managing Director Pipelines
                            Operations

                            Unocal Corporation
                            14141 Southwest Freeway
                            Sugar Land, TX 77478

L. E. (Ed) Scott            Group Vice President -
                            Diversified Business

                            Unocal Corporation
                            376 South Valencia Avenue
                            Brea, CA 92823

                                   PAGE 16 OF 22 PAGES

                DIRECTORS AND EXECUTIVE OFFICERS
               OF MIDWEST NATURAL GAS PIPELINE CO.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Midwest Natural Gas Pipeline Co. Unless otherwise indicated below, each such person is a citizen of the United States of America.


                                  PRESENT PRINCIPAL
                              OCCUPATION OR EMPLOYMENT;
      NAME                        BUSINESS ADDRESS
     ------                 ---------------------------

James Ronald Bassett        Supervisor, Pipeline
                            Accounting

                            Unocal Corporation
                            14141 Southwest Freeway
                            Sugar Land, TX 77478

Mary Anne Collins           Budgets & Regulatory
                            Compliance Analyst

                            Unocal Corporation
                            14141 Southwest Freeway
                            Sugar Land, TX 77478

John R. Gotaas              Manager, Pipeline Accounting

                            Unocal Corporation
                            14141 Southwest Freeway
                            Sugar Land, TX 77478

                                   PAGE 17 OF 22 PAGES

                DIRECTORS AND EXECUTIVE OFFICERS
               OF UNION OIL COMPANY OF CALIFORNIA

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Union. Unless otherwise indicated below, each such person is a citizen of the United States of America.


                                PRESENT PRINCIPAL
                              OCCUPATION OR EMPLOYMENT;
       NAME                       BUSINESS ADDRESS
      ------                ----------------------------

Roger C. Beach              Director, Chairman & Chief
                            Executive Officer

                            Union Oil Company of
                            California
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

John F. Imle, Jr.           Director, Vice Chairman

                            Union Oil Company of
                            California
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

Timothy H. Ling             Director, Executive Vice
                            President, North American
                            Energy Operations, and Chief
                            Financial Officer

                            Union Oil Company of
                            California
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

Charles R. Williamson       Director, Executive Vice
                            President, International
                            Energy Operations

                            Union Oil Company of
                            California
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

                                      Page 18 of 22 Pages

                                PRESENT PRINCIPAL
                              OCCUPATION OR EMPLOYMENT;
       NAME                       BUSINESS ADDRESS
      ------                ----------------------------


L.E. (Ed) Scott             Group Vice President,
                            Diversified Business Group

                            Union Oil Company of
                            California
                            376 South Valencia Ave.
                            Brea, CA  92823

Dennis P.R. Codon           Vice President, Chief Legal
                            Officer and General Counsel

                            Union Oil Company of
                            California
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

Joe D. Cecil                Vice President and
                            Comptroller

                            Union Oil Company of
                            California
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

Joseph A. Householder       Vice President, Corporate
                            Development, and Assistant
                            Chief Financial Officer

                            Union Oil Company of
                            California
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

William T. Wilson           Vice President,
                            Transportation, Commodity
                            Trading and Risk Management

                            Union Oil Company of California
                            14141 Southwest Freeway
                            Sugar Land, TX 77478

                                          Page 19 of 22 Pages

                DIRECTORS AND EXECUTIVE OFFICERS
                      OF UNOCAL CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Unocal. Unless otherwise indicated below, each such person is a citizen of the United States of America.


                                 PRESENT PRINCIPAL
                              OCCUPATION OR EMPLOYMENT;
     NAME                         BUSINESS ADDRESS
    ------                  ---------------------------


Roger C. Beach              Director, Chairman & Chief
                            Executive Officer

                            Unocal Corporation
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

John F. Imle, Jr.           Director, Vice Chairman

                            Unocal Corporation
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

Timothy H. Ling             Executive Vice President,
                            North American Energy
                            Operations, and Chief
                            Financial Officer

                            Unocal Corporation
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

Charles R. Williamson       Executive Vice President,
                            International Energy Operations

                            Unocal Corporation
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245
L.E. (Ed) Scott
                            Group Vice President,
                            Diversified Business Group

                            Unocal Corporation
                            376 South Valencia Ave.
                            Brea, CA  92823

                                      Page 20 of 22 Pages


                                PRESENT PRINCIPAL
                              OCCUPATION OR EMPLOYMENT;
       NAME                       BUSINESS ADDRESS
      ------                ----------------------------


Dennis P.R. Codon           Vice President, Chief Legal
                            Officer and General Counsel

                            Unocal Corporation
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

Joe D. Cecil                Vice President and
                            Comptroller

                            Unocal Corporation
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

Joseph A. Householder       Vice President, Corporate
                            Development, and Assistant
                            Chief Financial Officer

                            Unocal Corporation
                            2141 Rosecrans Avenue
                            Suite 4000
                            El Segundo, CA 90245

William T. Wilson           Vice President,
                            Transportation, Commodity
                            Trading and Risk Management

                            Unocal Corporation
                            14141 Southwest Freeway
                            Sugar Land, TX 77478

John W. Amerman             Former Chairman of the
Director                    Board and Chief Executive
                            Officer of Mattel, Inc.

                            2101 Rosecrans Avenue
                            Suite 6280
                            El Segundo, CA 90245

                                      Page 21 of 22 Pages


                                PRESENT PRINCIPAL
                              OCCUPATION OR EMPLOYMENT;
       NAME                       BUSINESS ADDRESS
      ------                ----------------------------

John W. Creighton, Jr.      Former President and Chief
Director                    Executive Officer of
                            Weyerhaeuser Company

                            Madrona Investment Group
                            1000 Second Avenue,
                            Suite 3700
                            Seattle, WA  98104


James W. Crownover          Former Director of McKinsey
Director                    & Company, Inc.

                            c/o McKinsey & Company, Inc.
                            909 Fannin
                            Suite 3675
                            Houston, Texas 77010

Frank C. Herringer          Chairman and Chief Executive
Director                    Officer of Transamerica
                            Corporation

                            Transamerica Corporation
                            600 Montgomery Street
                            San Francisco, CA  94111

Donald B. Rice              President and Chief Executive
Director                    Officer of UroGenesys, Inc.

                            UroGenesys, Inc.
                            1701 Colorado Avenue
                            Santa Monica, CA  90404

Kevin W. Sharer             President and Chief Operating
Director                    Officer of Amgen, Inc.

                            Amgen Inc.
                            One Amgen Center
                            Thousand Oaks, CA 91320-1789

Marina v. N. Whitman        Professor of Business
Director                    Administration and Public
                            Policy, University of Michigan

                            Institute of Public Policy
                            Studies
                            University of Michigan
                            411 Lorch Hall
                            Ann Arbor, MI  48109-1220

                                     Page 22 of 22 Pages

                        INDEX TO EXHIBITS
                       ------------------


 Item                   Description
-------  ------------------------------------------

Exhibit
   A     Agreement re Joint Filing of Schedule 13D

Exhibit
   B     Addendum to Stock Ownership and
         Registration Rights Agreement

Exhibit
   C     Unocal Covenant

Exhibit
   D     Clarification and Assignments

                                                        EXHIBIT A
                                                        ---------

            Agreement re Joint Filing of Schedule 13D
           ------------------------------------------

     The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the statement dated November 15, 1999, containing the information required by Schedule 13D, for the 5,800,000 Shares of the Common Stock of Tom Brown, Inc. held by Chicago Carbon Company.


Date: November 15, 1999

CHICAGO CARBON COMPANY,

By: Midwest 76, Inc.
By: Lemont Carbon, Inc.
By: Midwest Natural Gas Pipeline Company


By:  /S/ Daniele Facchini
     ---------------------------------
     Name:   Daniele Facchini
     Title:  Assistant Secretary
Constituting all of the partners of Chicago Carbon Chicago Carbon
Company


LEMONT CARBON, INC.
MIDWEST 76, INC.
MIDWEST NATURAL GAS PIPELINE CO.


By:  /S/ Daniele Facchini
     -----------------------------------
          Name:   Daniele Facchini
          Title:  Assistant Secretary


UNOCAL CORPORATION
UNION OIL COMPANY OF CALIFORNIA



By:   /S/ Dennis P.R. Codon
     ----------------------------------
     Name:    Dennis P.R. Codon
     Title:   Vice President, Chief Legal Officer
              and General Counsel

                                                        EXHIBIT B
                                                        ---------

                           ADDENDUM TO
        STOCK OWNERSHIP AND REGISTRATION RIGHTS AGREEMENT

     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Chicago Carbon Company, an Illinois general partnership ("CCC"), hereby agrees to be bound by the obligations and restrictions applicable to the Union Oil Company of California ("Unocal") under the Stock Ownership and Registration Rights Agreement dated June 29, 1999 (the "Shareholders Agreement") between Unocal and Tom Brown, Inc. ("TBI"). As consideration for this, TBI hereby consents to the transfer of all of the shares of TBI common stock currently held by Unocal to CCC and acknowledges the transfer of Unocal's rights under the Shareholders Agreement (other than rights under Article III, which will be retained by Unocal), including, but not limited to, the registration rights, acquisition and retention rights and voting rights. Unocal hereby acknowledges that (i) it is not transferring any of its obligations under the Shareholders Agreement, (ii) upon execution of this Addendum (the "Addendum"), CCC will become a party to the Shareholders Agreement and be bound by those same obligations as Unocal and (iii) Midwest 76, Inc., Lemont Carbon, Inc. and Midwest Natural Gas Pipeline Company are currently the only partners of CCC. CCC further agrees that upon execution of this Addendum by CCC, the Addendum shall become a part of the Shareholders Agreement and shall have the same force and effect as if CCC had executed a counterpart of the Shareholders Agreement. It is intended that TBI and CCC be a beneficiary of this Addendum and that TBI and CCC may enforce this Addendum and the Shareholders Agreement as if CCC had executed a counterpart of the Shareholders Agreement.

Executed to be effective as of September 30, 1999.

          CHICAGO CARBON COMPANY

          By:   Midwest 76, Inc., a Delaware corporation

          By:   /S/ David L. Williams
                ----------------------------------------
          Name:  David L. Williams
                ----------------------------------------
          Title: Vice President
                ----------------------------------------

          By:   Lemont Carbon, Inc.

          By:   /S/ David L. Williams
                -----------------------------------------
          Name:  David L. Williams
                -----------------------------------------
          Title: Vice President
                -----------------------------------------

          By:   Midwest Natural Gas Pipeline Company

          by:   /S/ John W. Gotaas
                -----------------------------------------
          Name:  John R. Gotaas
                -----------------------------------------
          Title: President & Comptroller
                -----------------------------------------

          Contituting all of the partners of the
          Ciago Carbon Company

          TOM BROWN, INC.

          By:   /S/ James D. Lightner
                -----------------------------------------
          Name:  James D. Lightner
                -----------------------------------------
          Title: President
                -----------------------------------------

          UNION OIL COMPANY OF CALIFORNIA

          By:   /S/ Dennis E. Justus
                -----------------------------------------
          Name:  Dennis E. Justus
                -----------------------------------------
          Title: Attorney-in-Fact
                -----------------------------------------

                                                        EXHIBIT C
                                                       ----------

                         UNOCAL COVENANT

     For   good  and  valuable  consideration,  the  receipt  and
sufficiency of which is hereby acknowledged, the Union Oil Company of California ("Unocal") hereby covenants and agrees (i) to retain not less than 80% of the voting power of the capital stock of Midwest 76, Inc., Lemont Carbon, Inc. and Midwest Natural Gas Pipeline Company (the "Partners"); (ii) to cause the Partners to cause the Chicago Carbon Company ("CCC") to comply with the terms and conditions of the Stock Ownership and Registration Rights Agreement dated June 29, 1999 (the
"Shareholders Agreement") between Unocal and Tom Brown, Inc. ("TBI") and (iii) not to allow any additional partners (an "Additional Partner") to be admitted to CCC unless (a) after such admission, Unocal will continue to own, directly or indirectly, not less than 80% of the voting power of the partnership interests of CCC and not less than 80% of the beneficial ownership interest in CCC, (b) such Additional Partner executes a counterpart to the Shareholders Agreement agreeing to the obligations and restrictions therein applicable to Unocal and the Partners and (c) Unocal or CCC gives at least 10-day's notice to TBI of the admittance of the Additional Partner. As consideration for this, TBI hereby consents to the transfer of all of the shares of TBI common stock currently held by Unocal to CCC.

Executed to be effective as of September 30, 1999.

                         TOM BROWN, INC.

                         By:    /s/ James D. Lightner
                                ---------------------
                         Name:  James D. Lightner
                                ---------------------
                         Title:  President
                                ---------------------
                         UNION OIL COMPANY OF CALIFORNIA

                         By:    /s/ Dennis E. Justus
                                ----------------------
                         Name:   Dennis E. Justus
                                ----------------------
                         Title:  Attorney-in-Fact
                                ---------------------

                                                        EXHIBIT D
                                                       ----------

                  CLARIFICATION AND ASSIGNMENT

          THIS CLARIFICATION AND ASSIGNMENT (this "ASSIGNMENT") dated effective as of September 30, 1999, is entered into by and between Union Oil Company of California, a California corporation ("ASSIGNOR") and Chicago Carbon Company, an
Illinois  general  partnership ("ASSIGNEE").

          WHEREAS, reference is herein made to that certain Stock Ownership and Registration Rights Agreement between Assignor and Tom Brown, Inc., a Delaware corporation ("TBI"), dated June 29, 1999, regarding certain rights and obligations of Assignor and TBI in connection with Assignor's ownership of the TBI Stock (as hereinafter defined) ("STOCK OWNERSHIP AGREEMENT");

          WHEREAS, reference is herein made to that certain Stock Sale Agreement dated as of September 30, 1999, between Assignor and Assignee, pursuant to which Assignor agreed to sell and transfer to Assignee 5.8 million shares of common stock of TBI, par value $0.10 per share (the "TBI STOCK"); and

         WHEREAS, Assignor and Assignee desire to herein clarify that Assignor's intent to sell to Assignee the TBI Stock also included an intent (i) by Assignor to transfer all of its rights in, to and under the Stock Ownership Agreement, except with respect to its rights under Article III of the Stock Ownership Agreement, relating to the right to designate a director or a director nominee to the Board of Directors of TBI, and (ii) by Assignee to accept this assignment, execute, and agree to be bound by all of the terms and obligations imposed on Assignor under the Stock Ownership Agreement.

          NOW, THEREFORE, for and in consideration of the sum of TEN DOLLARS AND NO/100 ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and confessed, Assignor has TRANSFERRED, ASSIGNED, CONVEYED, and DELIVERED, and by these presents does TRANSFER, ASSIGN, CONVEY, and DELIVER to Assignee all of Assignor's right, title and interest, in to, and under the Stock Ownership Agreement (other than Assignor's rights, titles, and interests under Article III of the Stock Ownership Agreement, relating to the right of Assignor to designate a director or a director nominee to the Board of Directors of TBI), including, without limitation, those registration rights, acquisition and retention rights and voting rights relating to the TBI Stock as set forth in the Stock Ownership Agreement (the "ASSIGNED INTEREST").

          TO  HAVE  AND TO HOLD the Assigned Interest hereinabove
described,  together  with  all  and  singular  the  rights   and
appurtenances thereto in anywise belonging unto Assignee, its successors and assigns forever.

          ASSIGNOR MAKES NO (AND EXPRESSLY HEREIN DISCLAIMS ANY) WARRANTIES OR REPRESENTATIONS OF ANY KIND OR NATURE, WRITTEN,
STATUTORY, EXPRESSED, OR IMPLIED, WITH RESPECT TO THE ASSIGNED INTEREST, THE CONDITION, TITLE, OR ENCUMBRANCES ON OR RELATING TO THE ASSIGNED INTEREST, THE ENFORCE ABILITY OF THE STOCK OWNERSHIP AGREEMENT, OR THE MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OF THE ASSIGNED INTEREST; AND ASSIGNEE EXPRESSLY ACKNOWLEDGES THAT NO REPRESENTATIONS OR WARRANTIES HAVE BEEN MADE AND

NONE ARE IMPLIED  WITH  RESPECT TO THE SAME, AND ASSIGNEE  HAS
MADE  SUCH INSPECTION  AND  DUE  DILIGENCE OF THE ASSIGNED
INTEREST  AS  IT DEEMED  APPROPRIATE  AND IS RELYING ON SUCH
INSPECTION  AND  DUE DILIGENCE.

          As a part of the consideration for this transaction, Assignee hereby accepts this assignment of this Assigned Interest, agrees to all the terms and provisions hereof, and, to the extent of the Assigned Interest, assumes liability for the performance of all covenants, duties, and obligations which become performable by Assignor with respect to the Assigned Interest from and after the effective date hereof under the Stock Ownership Agreement, and Assignee hereby covenants and agrees, to the extent of the Assigned Interest assigned hereby to Assignee, to INDEMNIFY, DEFEND AND HOLD HARMLESS Assignor from all claims, costs, expenses, damages, and liabilities in connection therewith, REGARDLESS OF WHETHER ATTRIBUTABLE, IN WHOLE OR IN PART, TO THE SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR RESPONSIBILITY OF ASSIGNOR OR ANY OTHER PERSON.

          WITNESS THE EXECUTION HEREOF effective for all purposes as of the 30th day of September, 1999.

                    ASSIGNOR:

                    UNION OIL COMPANY OF CALIFORNIA,
                    a California corporation
                    By: /s/ Dennis E. Justus
                           -----------------------
                    Name:   Dennis E. Justus
                           ----------------------
                    Title:  Attorney-in-Fact
                           ----------------------
                    ASSIGNEE:

                    CHICAGO CARBON COMPANY,
                    an Illinois general partnership

                    By: Midwest 76, Inc.

                    By: /s/ David L. Williams
                            -----------------------
                    Name:   David L. Williams
                           -----------------------
                    Title:  Vice President
                           -----------------------

                    By: Lemont Carbon, Inc.

                    By: /s/ David L. Williams
                           -----------------------
                    Name:   David L. Williams
                           -----------------------
                    Title:  Vice President
                           -----------------------

                    By: Midwest Natural Gas
                        Pipeline Company

                    By: /s/ John R. Gotaas
                        -----------------------
                        Name:  John  R. Gottas
                        ----------------------
                        Title: President & Comptroller
                        -----------------------
                    Constituting all of the partner
                    of Chicago Carbon Company